Exhibit 10.16

Textainer Ltd and Textainer Equipment Management Ltd By e-mail	1313 STANDARD BANK CENTRE HEERENGRACHT CAPE TOWN 8001 TEL 021 421 7310 FAX 021 419 3692 INTERNATIONAL +27 21 E-MAIL info@trencor.net www.trencor.net Corporate Office

28 November 2006

Attention John Maccarone and Phil Brewer

Dear John and Phil

Chang Sheng/Alan George settlements: Arrangements between Trencor Containers (Pty) Ltd (“Trencor”) and Textainer Limited and Textainer Equipment Management Limited (collectively “Textainer”) re Textainer contribution to possible shortfall and participation in possible excess

This letter records the understanding between Trencor and Textainer (each a “Party” and jointly the “Parties”) regarding a contribution by Textainer to any possible shortfall and participation by Textainer in any possible excess (both “shortfall” and “excess” as defined below) that Trencor may suffer or gain, as the case may be, following settlement arrangements with Alan George and his Chang Sheng companies (together “Chang Sheng”) to cancel the earlier sale of Trencor’s Parow Tank Plant equipment to Chang Sheng:

1.	Firstly, a brief recap of the relevant background:

a.	Trencor previously sold the manufacturing plant equipment constituting its Isithebe and Parow container factories to Chang Sheng. Chang Sheng paid certain amounts towards the purchase prices, but as at 10 November 2006 still owed Trencor $ 800,000 and $ 2.5 million in respect of the Isithebe and Parow equipment respectively, and was experiencing difficulties in meeting these obligations. As the proceeds of selling the Parow equipment may have been Chang Sheng’s only source of funds to pay Trencor, Trencor agreed with Chang Sheng to 1) cancel the sale of the Parow equipment, 2) apply $ 1 million already paid by Chang Sheng in respect of the Parow equipment to settle the outstanding balance of $ 800,000 on the Isithebe equipment and certain other obligations of Chang Sheng and 3) take back the Parow equipment. Trencor will now attempt to recover an amount equal to or more than the said outstanding aggregate amount of $ 3.3 million by realizing the Parow Plant in a suitable manner. Trencor’s agreement to do so was subject to Chang Sheng agreeing to the litigation settlement described in the following subparagraph.

b.	Textainer was engaged in various litigation and arbitration proceedings with Chang Sheng parties. These proceedings would have been costly and would have placed significant demands on senior management time and other resources. Thus Textainer

TRENCOR LIMITED REG NO 1955/002869/06

DIRECTORS:	N I JOWELL* (CHAIRMAN) H R VAN DER MERWE* (MANAGING) H A GORVY J E HOELTER (USA) C JOWELL J E McQUEEN* D M NUREK E OBLOWITZ *EXECUTIVE

SECRETARY:	TRENCOR SERVICES (PTY) LTD REG NO 1967/004868/07

was prepared to settle all of this litigation on the basis that all claims and counterclaims would be waived provided that Chang Sheng entered into the settlement agreement with Trencor described above.

c.	Chang Sheng and related parties were agreeable to the litigation settlement envisaged in 1(b), provided that Trencor agreed to the cancellation of the sale of the Parow equipment on the basis recorded in 1 (a). Trencor, Textainer and Chang Sheng therefore entered into settlement agreements in terms of which the matters detailed in 1(a) and 1(b) above were settled, broadly on the basis outlined above.

2.	Trencor fears that it may not be able to realize the Parow equipment, or to realize it for an amount sufficient to cover the said $ 3.3 million, but was prepared nevertheless to proceed with the above settlement on the basis that Textainer undertakes to contribute to any shortfall Trencor may suffer in this regard. Textainer is prepared to give such an undertaking on the basis recorded in the following paragraphs.

3.	Following the signing of the settlement agreements, Trencor and Textainer will now use their collective best endeavours to realize the Parow equipment at the best possible price and as soon as practically possible.

If, despite the best efforts of Trencor and Textainer, the Parow equipment is not realized at a price sufficient to avoid any shortfall on the $ 3.3 million plus cost of realization, Trencor and Textainer will carry the shortfall in equal shares, but with Textainer’s contribution limited to $ 750,000. On the other hand, should the proceeds exceed $ 3.3 million plus the cost of realization, Trencor and Textainer will share the excess in equal shares. For these purposes, the terms “cost of realization”, “shortfall” and “excess” are defined as follows:

“cost of realization” means the aggregate of all out of pocket expenses and costs incurred by Trencor and Textainer in selling, attempting to sell or otherwise to realize the Parow equipment, including all payments (past and future) due to Textainer for rental of containers in which the Parow equipment is stored, storage costs (past and future) in respect of storing the Parow equipment until it is dealt with, repair and maintenance costs (including to bring the Parow equipment to a state where it is fit to be sold), any possible commission on the sale of the Parow equipment, etc – provided that for purposes of this letter agreement “cost of realization” will be capped at $ 150,000 in the aggregate and with respect to Trencor and Textainer individually the lower of such Party’s actual “cost of realization” and $75,000;

“shortfall” means the amount (if any) by which the net proceeds of realizing the Parow equipment falls short of the $ 3.3 million plus the cost of realization – note that in determining the shortfall no interest on the $ 3.3 million or on the cost of realization will be taken into account; and

“excess” means the amount (if any) by which the net proceeds of the Parow equipment exceeds the $ 3.3 plus the cost of realization.

4.	In the event that the Parow equipment is not so realized within 12 months from the date hereof, Trencor and Textainer will in good faith negotiate an alternative solution. Should they be unable to agree, the arrangements in terms thereof will continue indefinitely, but Textainer will be entitled (but not obliged) to terminate these by paying the contribution of $ 750,000 to Trencor in full and final settlement of its obligation to contribute, in which event its entitlement to share in any excess will remain in effect.

If you agree that the above correctly records our understanding, please countersign a copy of the letter at the end and return to us.

/s/ H. R. van der Merwe
H R van der Merwe
For Trencor Containers (Pty) Ltd

We agree that the above letter is a correct recording of our understanding in this matter.

/s/ John Maccarone
John Maccarone
For Textainer Ltd and
Textainer Equipment Management Ltd

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